MORGAN LEWIS

September 29, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 286 (File No. 033-42484) and Amendment No. 287 (File No. 811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 286 and, under the Investment Company Act of 1940, as amended, Amendment No. 287 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing two new series to the Trust: AT All Cap Growth Fund and AT Equity Income Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese




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